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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            -----------------------

                                Amendment No. 1
                                      to
                                SCHEDULE 14D-1

                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                            -----------------------

                              ReSound Corporation
                           (Name of Subject Company)

                             GN Great Nordic Ltd.

                          GN Acquisition Corporation
                                   (Bidders)

                    Common Stock, Par Value $0.01 per Share
                        (Title of Class of Securities)

                            -----------------------

                                   761194109
                                (CUSIP Number)

                                Jorn Kildegaard
                            c/o John A. Bick, Esq.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 450-4350
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                   and Communications on Behalf of Bidders)

                            -----------------------

                                  Copies to:
                              John A. Bick, Esq.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 450-4350


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


CUSIP No.       761194109
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  1   NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      GN Acquisition Corporation
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                        (b) |_|
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS

      AF
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                               |_|
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      California
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  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      0
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  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
      EXCLUDES CERTAIN SHARES                                               |_|
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  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      0%
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 10   TYPE OF REPORTING PERSON

      CO

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


CUSIP No.       761194109
---------       ---------

-------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      GN Great Nordic Ltd.
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                        (b) |_|

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   3  SEC USE ONLY
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   4  SOURCE OF FUNDS

      WC
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    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                               |_|

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   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Denmark
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   7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      0
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   8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                            |_|
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   9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      0%
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  10  TYPE OF REPORTING PERSON

      HC, CO
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



     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission on May 14, 1999 by GN Acquisition Corporation ("Purchaser") and GN Great Nordic Ltd. with respect to a tender offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred share purchase rights) of ReSound Corporation.

     All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule 14D-1.

   Item 10.  Additional Information.

     The response to Item 10(b) and 10(c) is hereby amended by adding the following statement:

     The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the purchase of the Shares pursuant to the Offer expired as of 11:59 P.M. on May 29, 1999. A copy of the press release, dated June 1, 1999, issued jointly by Parent and the Company disclosing this information is attached hereto as Exhibit (a)(8) and is incorporated herein by reference.

   Item 11.  Material to be Filed as Exhibits.

     The response to Item 11 is hereby amended to add the following exhibit:

     (a)(8) Text of joint press release issued by Parent and the Company on June 1, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 1999

                                             GN ACQUISITION CORPORATION



                                             By: /s/ Donald Stevenson
                                                 ------------------------------
                                                 Name:  Donald Stevenson
                                                 Title: Secretary



                                             GN GREAT NORDIC LTD.



                                             By: /s/ Jorgen Lindegaard
                                                 ------------------------------
                                                 Name:  Jorgen Lindegaard
                                                 Title: President and Chief
                                                        Executive Officer



                                             By: /s/ Jorn Kildegaard
                                                 ------------------------------
                                                 Name: Jorn Kildegaard
                                                 Title: Executive Vice President

                                EXHIBITS INDEX


 Exhibit
 Number                           Title
 -------                          -----

   (a)(1)  Offer to Purchase dated May 14, 1999.*

   (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

   (a)(3)  Notice of Guaranteed Delivery.*

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(6)  Text of press release issued by Parent dated May 10, 1999.*

   (a)(7)  Form of summary advertisement dated May 14, 1999.*

   (a)(8) Text of joint press release issued by Parent and the Company on June 1, 1999.**

   (b)     Not applicable.

   (c)(1) Agreement and Plan of Merger dated as of May 10, 1999 among ReSound Corporation, GN Great Nordic Ltd. and GN Acquisition Corporation.*

   (c)(2) Stock Option Agreement dated as of May 10, 1999 among ReSound Corporation, GN Great Nordic Ltd. and GN Acquisition Corporation.*

   (c)(3)  Form of Letter regarding Change of Control Agreement.*

   (d)     Not applicable.

   (e)     Not applicable.

   (f)     Not applicable.
------------------
*    Previously Filed.

**   Filed with this Amendment No. 1.